September 23, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Ms. Elena Stojic

Re:	The Arbitrage Funds (Registration No. 333-30470/811-09815)
Response to Examiner Comments on Post-Effective

Amendment No. 47

Dear:  Ms. Stojic:

This letter responds to your comments provided via telephone on September 14, 2020 and September 22, 2020 to Post-Effective Amendment No. 47 (“PEA No. 47”) to the Registration Statement on Form N-1A of The Arbitrage Funds (the “Registrant”) filed on July 31, 2020. The name of Water Island Diversified Event-Driven Fund is changing to Water Island Event-Driven Fund effective September 30, 2020. For clarity, the Registrant has chosen to use the new Fund name throughout this correspondence.

Staff Comments with respect to PEA No. 47 generally or to more than one Fund

1.	Comment: For each Fund please provide the final fee table including filling in all bracketed information as the Staff believes this information is material to its review.

Response: Final fee tables for each Fund are included below.

Fees and Expenses Table of Arbitrage Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on Class A Shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and in “How to Purchase Shares” beginning on page 56 of the statutory prospectus and in Appendix A to the prospectus, titled “Intermediary-Specific Sales Charge Reductions and Waivers.”

Shareholder Fees (fees paid directly from your investment)

	Class R Shares	Class I Shares	Class C Shares	Class A Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	2.75%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price)	None	None	1.00%(1)	1.00%(2)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class R Shares	Class I Shares	Class C Shares	Class A Shares
Management Fees	1.06%	1.06%	1.06%	1.06%
Distribution and/or Service (12b-1) Fees	0.25%	None	1.00%	0.25%
Other Expenses	0.35%	0.35%	0.35%	0.35%
Dividend on Short Positions and Interest Expense on Short Positions and/or Borrowings	0.16%	0.16%	0.16%	0.16%
All Remaining Other Expenses	0.19%	0.19%	0.19%	0.19%
Acquired Fund Fees and Expenses(3)	0.05%	0.05%	0.05%	0.05%
Total Annual Fund Operating Expenses(4)	1.71%	1.46%	2.46%	1.71%

(1)	This contingent deferred sales charge applies to Class C shares redeemed within 12 months of purchase.
(2)	A deferred sales charge of up to 1.00% may be imposed on purchases of $250,000 or more of Class A shares purchased without a front-end sales charge that are redeemed within 18 months of purchase.
(3)	Acquired Fund Fees and Expenses are expenses incurred indirectly by the Fund through its ownership of shares in other investment companies.
(4)	The Total Annual Fund Operating Expenses in this fee table do not correlate to the expense ratio in the financial highlights because the expense ratios in the Financial Highlights do not reflect Acquired Fund Fees and Expenses.

Fees and Expenses Table of Water Island Event-Driven Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in “How to Purchase Shares” beginning on page 56 of the statutory prospectus and in Appendix A to the prospectus, titled “Intermediary-Specific Sales Charge Reductions and Waivers.”

Shareholder Fees (fees paid directly from your investment)

	Class R Shares	Class I Shares	Class C Shares	Class A Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	3.25%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price)	None	None	1.00%(1)	1.00%(2)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class R Shares	Class I Shares	Class C Shares	Class A Shares
Management Fees(3)	1.10%	1.10%	1.10%	1.10%
Distribution and/or Service (12b-1) Fees	0.25%	None	1.00%	0.25%
Other Expenses	0.70%	0.70%	0.70%	0.70%
Dividend on Short Positions and Interest Expense on Short Positions and/or Borrowings	0.14%	0.14%	0.14%	0.14%
All Remaining Other Expenses	0.56%	0.56%	0.56%	0.56%
Acquired Fund Fees and Expenses(4)	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	2.06%	1.81%	2.81%	2.06%
Fee Waiver(5)	(0.22)%	(0.22)%	(0.22)%	(0.22)%
Total Annual Fund Operating Expenses After Fee Waiver(6)	1.84%	1.59%	2.59%	1.84%

(1)	This contingent deferred sales charge applies to Class C shares redeemed within 12 months of purchase.
(2)	A deferred sales charge of up to 1.00% may be imposed on purchases of $250,000 or more of Class A shares purchased without a front-end sales charge that are redeemed within 18 months of purchase.
(3)	Management fees have been restated to reflect the Fund’s current management fees effective November 1, 2019.
(4)	Acquired Fund Fees and Expenses are expenses incurred indirectly by the Fund through its ownership of shares in other investment companies.
(5)	The Fund has entered into an Expense Waiver and Reimbursement Agreement with the Fund’s investment adviser pursuant to which the adviser has contractually agreed to limit the total annual operating expenses of the Fund, not including taxes, interest, dividends on short positions, brokerage commissions, acquired fund fees and expenses and other costs incurred in connection with the purchase or sale of portfolio securities, so that they do not exceed 1.69% of the Fund’s average daily net assets allocable to the Class R shares, 1.44% of the Fund’s average daily net assets allocable to the Class I shares, 2.44% of the Fund’s average daily net assets allocable to the Class C shares, and 1.69% of the Fund’s average daily net assets allocable to the Class A shares. The agreement remains in effect until September 30, 2021 unless terminated at an earlier time by the Fund’s Board of Trustees. The adviser may recoup any waived amount from the Fund pursuant to the agreement, if such recoupment does not cause the Fund to exceed existing expense limitations in effect at the time the amounts were waived, the recoupment does not cause the Fund to exceed the current expense limitation and the recoupment is done within three years after the date on which the expense was waived.
(6)	The Total Annual Fund Operating Expenses in this fee table do not correlate to the expense ratio in the financial highlights because the expense ratios in the Financial Highlights do not reflect Acquired Fund Fees and Expenses or the restated management fees.

Fees and Expenses Table of Water Island Long/Short Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

	Class R Shares	Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class R Shares	Class I Shares
Management Fees	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	None
Other Expenses	11.29%	11.28%
Dividend on Short Positions and Interest Expense on Short Positions and/or Borrowings	0.23%	0.22%
All Remaining Other Expenses	11.06%	11.06%
Acquired Fund Fees and Expenses(1)	0.05%	0.05%
Total Annual Fund Operating Expenses	12.84%	12.58%
Fee Waiver(2)	(10.87)%	(10.87)%
Total Annual Fund Operating Expenses After Fee Waiver(3)	1.97%	1.71%

(1)	Acquired Fund Fees and Expenses are expenses incurred indirectly by the Fund through its ownership of shares in other investment companies.
(2)	The Fund has entered into an Expense Waiver and Reimbursement Agreement with the Fund’s investment adviser pursuant to which the adviser has contractually agreed to limit the total annual operating expenses of the Fund, not including taxes, interest, dividends on short positions, brokerage commissions, acquired fund fees and expenses and other costs incurred in connection with the purchase or sale of portfolio securities, so that they do not exceed 1.69% of the Fund’s average daily net assets allocable to the Class R shares and 1.44% of the Fund’s average daily net assets allocable to the Class I shares. The agreement remains in effect until September 30, 2021 unless terminated at an earlier time by the Fund’s Board of Trustees. The adviser may recoup any waived amount from the Fund pursuant to the agreement, if such recoupment does not cause the Fund to exceed existing expense limitations in effect at the time the amounts were waived, the recoupment does not cause the Fund to exceed the current expense limitation and the recoupment is done within three years after the date on which the expense was waived.
(3)	The Total Annual Fund Operating Expenses in this fee table do not correlate to the expense ratio in the financial highlights because the expense ratios in the Financial Highlights do not reflect Acquired Fund Fees and Expenses.

Fees and Expenses Table of Water Island Credit Opportunities Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in “How to Purchase Shares” beginning on page 56 of the statutory prospectus and in Appendix A to the prospectus, titled “Intermediary-Specific Sales Charge Reductions and Waivers.”

Shareholder Fees (fees paid directly from your investment)

	Class R Shares	Class I Shares	Class C Shares	Class A Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	3.25%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price)	None	None	1.00%(1)	1.00%(2)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class R Shares	Class I Shares	Class C Shares	Class A Shares
Management Fees	0.95%	0.95%	0.95%	0.95%
Distribution and/or Service (12b-1) Fees	0.25%	None	1.00%	0.25%
Other Expenses	0.76%	0.76%	0.76%	0.76%
Dividend on Short Positions and Interest Expense on Short Positions and/or Borrowings	0.12%	0.12%	0.12%	0.12%
All Remaining Other Expenses	0.64%	0.64%	0.64%	0.64%
Acquired Fund Fees and Expenses(3)	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.97%	1.72%	2.72%	1.97%
Fee Waiver(4)	(0.61)%	(0.61)%	(0.61)%	(0.61)%
Total Annual Fund Operating Expenses After Fee Waiver(5)	1.36%	1.11%	2.11%	1.36%

(1)	This contingent deferred sales charge applies to Class C shares redeemed within 12 months of purchase.
(2)	A deferred sales charge of up to 1.00% may be imposed on purchases of $250,000 or more of Class A shares purchased without a front-end sales charge that are redeemed within 18 months of purchase.
(3)	Acquired Fund Fees and Expenses are expenses incurred indirectly by the Fund through its ownership of shares in other investment companies.
(4)	The Fund has entered into an Expense Waiver and Reimbursement Agreement with the Fund’s investment adviser pursuant to which the adviser has contractually agreed to limit the total annual operating expenses of the Fund, not including taxes, interest, dividends on short positions, brokerage commissions, acquired fund fees and expenses and other costs incurred in connection with the purchase or sale of portfolio securities, so that they do not exceed 1.23% of the Fund’s average daily net assets allocable to the Class R shares, 0.98% of the Fund’s average daily net assets allocable to the Class I shares, 1.98% of the Fund’s average daily net assets allocable to the Class C shares, and 1.23% of the Fund’s average daily net assets allocable to the Class A shares. The agreement remains in effect until September 30, 2021 unless terminated at an earlier time by the Fund’s Board of Trustees. The adviser may recoup any waived amount from the Fund pursuant to the agreement, if such recoupment does not cause the Fund to exceed expense limitations in effect at the time the amounts were waived, the recoupment does not cause the Fund to exceed the current expense limitation and the recoupment is done within three years after the date of the expense waiver.
(5)	The Total Annual Fund Operating Expenses in this fee table do not correlate to the expense ratio in the financial highlights because the expense ratios in the Financial Highlights do not reflect Acquired Fund Fees and Expenses.

2.	Comment: Regarding Liquidity Risk, confirm supplementally that each Fund will invest no greater than 15% of the value of its net assets in illiquid investments.

Response:      The Registrant confirms that each Fund will not acquire illiquid securities if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments that are assets.

3.	Comment: Arbitrage Fund, the Water Island Event-Driven Fund and the Water Island Long/Short Fund each state that: “The Adviser expects the Fund’s assets to be invested in various industries; however, if, for example, a large percentage (namely, at least 50%) of corporate events taking place within the U.S. are within one industry over a given period of time, a large portion of the Fund’s assets could be concentrated in that industry for that period of time.” Please revise this disclosure to avoid the implication that each Fund may have freedom to concentrate or not concentrate in a particular industry and confirm that the disclosure is consistent with the Funds’ fundamental policy not to concentrate.

Response:      Arbitrage Fund, the Water Island Event-Driven Fund and the Water Island Long/Short Fund do not have a policy not to concentrate.  Rather, each such Fund’s prospectus and statement of additional information clearly indicates under what conditions the Fund may concentrate its investments in an industry (i.e., if a large percentage (namely, at least 50%) of mergers, corporate events or other investment opportunities, as specified in the Fund’s principal investment strategies, taking place within the U.S. are within one industry over a given period of time).  Each Fund also discloses concentration risk as a principal risk of investing in the Fund in its summary and statutory prospectus.  Pursuant to Section 8(b)(1) of the 1940 Act, a fund may reserve the freedom to concentrate investments in a particular industry or group of industries, as long as the fund includes a statement in its registration statement indicating the extent to which the fund may concentrate its investments. See Investment Company Act Release No. 7221, 37 Fed. Reg. 12,790 (June 9, 1972), and also see Investment Company Act Release No. 9011, 40 Fed. Reg. 54,241 (Oct. 30, 1975). The Funds’ policy sets objective limits on the freedom of the Funds to concentrate assets in any particular industry. Because the referenced Funds’ statement of investment policy clearly indicates under what specific conditions the Funds may concentrate their investments, the Registrant submits that no change to the disclosure is necessary.

Staff Comments with respect to the Water Island Event-Driven Fund (“Fund” or “Event-Driven Fund”)

4.	Comment: The Staff notes that the Registrant filed an Information Statement on August 17, 2020 in connection with the Fund’s change in status to Non-Diversified. The disclosure indicated that Arbitrage Fund is the majority shareholder of the Fund and Water Island Capital, LLC (the “Adviser”) retains discretion to vote the shares of the Arbitrage Fund. Please clarify or confirm the following: 1) the meaning of this statement including who is the Arbitrage Fund and who granted the Adviser discretion to vote those shares; 2) the number and percentage of Fund shares owned by the Arbitrage Fund and how ownership and voting of the shares is consistent with Section 12 of the Investment Company Act of 1940, as amended (the “1940 Act”); 3) why permitting the Adviser to exercise this level of influence over a 1940 Act vote is consistent with the investor protection principles and statutory provisions included in the 1940 Act; 4) whether the Board of Trustees of the Registrant considered and approved this course of action; and 5) what prior legal analysis was performed by legal counsel to determine that this course of action is appropriate. The Staff reserves the right to provide further comments after considering the Registrant’s response and may delay effectiveness until these comments are resolved.

Response:

(1)	Each of the Arbitrage Fund and the Event-Driven Fund is a series of the Trust. The Arbitrage Fund invests in the Event-Driven Fund, and currently holds a majority of the outstanding shares of the Event-Driven Fund. The Adviser retains voting discretion for the Arbitrage Fund pursuant to the Trust’s proxy voting policy approved by the Trust’s Board of Trustees.

(2)	At July 30, 2020, the record date for the Information Statement, the Arbitrage Fund held 6,589,384 shares, representing approximately 61.9% of the outstanding voting shares of the Event-Driven Fund, and invested approximately 4.9% of its net assets in the Event-Driven Fund. The Arbitrage Fund has consistently maintained an investment in the Event-Driven Fund for several years, since October 20, 2017. The amount of the Arbitrage Fund’s net assets invested in the Event-Driven Fund since its initial investment has ranged from 0.3% to 4.9%, and is subject to the Adviser’s investment discretion consistent with its fiduciary obligations. Further, as discussed below, the Trust’s compliance policy provides that all investments in affiliated funds must be pre-approved by the Adviser’s Compliance Department, and that such investments must be consistent with the acquiring fund’s investment objectives and guidelines. The decision by the Arbitrage Fund to invest in an affiliated underlying fund is based solely on the Adviser’s fiduciary considerations. The percentage of the Event-Driven Fund’s shares that are held by the Arbitrage Fund will also vary subject to the assets of the Event-Driven Fund and other redemptions and purchases in the Event-Driven Fund. At March 17, 2020, the Arbitrage Fund became a majority shareholder of the Event-Driven Fund.

Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 thereunder permit a registered fund such as the Arbitrage Fund to acquire an unlimited number of shares of other registered open-end investment companies that are part of the “same group of investment companies,”1 subject to certain conditions.2 These conditions are: (1) the acquiring fund is not assessed any charges or fees for distribution-related activities by the acquired fund if the acquiring fund charges a sales load or other fees or charges for distribution-related activities;3 and (2) the acquired fund has a policy that prohibits it from acquiring shares of another affiliated fund (in reliance on Section 12(d)(1)(G)) or of an unaffiliated fund in reliance on Section 12(d)(1)(F) of the 1940 Act, thus preventing overly complex, multi-tier structures. The Arbitrage Fund invests in Class I Shares of the Event-Driven Fund, which do not impose a sales charge or distribution fee. In addition, in accordance with the Trust’s compliance policy, the series of the Trust, such as the Arbitrage Fund, may purchase shares of an affiliated fund subject to the following requirements: (1) the acquired fund does not own shares of an affiliated fund, and the Adviser’s Compliance Department will not permit the acquired fund to purchase shares of an affiliated fund; (2) the investment in the affiliated fund is consistent with the acquiring fund’s investment objectives and guidelines; and (3) the acquiring fund waives investment advisory fees on the portion of assets invested in the affiliated fund. The Trust’s compliance policy provides that all investments in affiliated funds must be pre-approved by the Adviser’s Compliance Department. In accordance with the compliance policy, the Arbitrage Fund waives its advisory fees on the portion of its assets invested in the Event-Driven Fund.

(3)	Section 12(d)(1)(G) and Rule 12d1-2 permit unlimited investment by an acquiring fund, and thus do not limit the amount that an acquiring fund, such as the Arbitrage Fund, can invest in an affiliated open-end registered fund that is part of the same fund complex. An acquiring fund relying on Section 12(d)(1)(G) and Rule 12d1-2 is permitted to vote acquired fund shares, and is not required to implement pass-through

1 For purposes of the exception, the term “group of investment companies” means “any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.” Section 12(d)(1)(G)(ii) of the 1940 Act. The SEC staff has taken the position that (1) acquiring and acquired funds that are advised by the same investment adviser would be “related” companies for purposes of Section 12(d)(1)(G)(ii) of the 1940 Act; and (2) funds sharing a common adviser can satisfy the “holding out” prong of Section 12(d)(1)(G)(ii) by identifying in the acquiring fund's prospectus the acquired fund(s) in which the acquiring fund may invest, and disclosing the control relationship among the advisers to the acquiring and acquired funds. MassMutual Institutional Funds, SEC No-Action Letter (Oct. 19, 1998).

2 Under Rule 12d1-2, a registered fund that invests in shares of other registered open-end funds that are part of the same fund group in reliance on Section 12(d)(1)(G) may also invest in other securities, including securities of other investment companies in reliance on Section 12(d)(1)(A) or 12(d)(1)(F), and money market fund securities in reliance on Rule 12d1-1. Further, pursuant to no-action relief issued in 2015, an affiliated fund of funds relying on Section 12(d)(1)(G) and Rule 12d1-2 is permitted to invest a portion of its assets in other financial instruments (e.g., derivatives that are not securities under the 1940 Act), consistent with its investment objectives, policies and restrictions. See Northern Lights Fund Trust, SEC Staff No-Action Letter (June 29, 2015).

3 An alternative to this condition is that the sales loads and other distribution-related fees of the acquiring fund, when aggregated with any sales load and distribution-related fees paid by the acquiring fund with respect to securities of the acquired fund, do not exceed the limits set forth in, and are not excessive under, FINRA Rule 2341.

voting or mirror voting with respect to the acquired fund shares. While other provisions of Section 12(d)(1) of the 1940 Act include requirements that an acquiring fund either (1) seek voting instructions from its security holders and vote proxies of the acquired fund in accordance with their instructions (“pass-through voting”), or (2) vote the shares held by it in the same proportion as the vote of all other holders of the acquired fund (“mirror voting”), Congress included no such provisions in Section 12(d)(1)(G).4

This clearly-established law also is reflected in the Commission’s recently proposed fund of funds rulemaking. In that proposal “to streamline and enhance the regulatory framework for fund of funds arrangements,” the Securities and Exchange Commission (the “SEC”) determined to include exceptions to the control (more than 25% ownership) and pass-through/mirror voting conditions for any fund of funds arrangements when: (1) an acquiring fund is within the same group of investment companies as an acquired fund5, or (2) the acquiring fund’s investment subadviser or any person controlling, controlled by, or under common control with such investment subadviser acts as the acquired fund’s investment adviser or depositor.6 These exceptions in the proposed rulemaking are designed to include arrangements that are currently permissible under Section 12(d)(1)(G), and would not require affiliated fund of funds to limit voting. In accompanying discussion, the SEC stated: “Based on our experience overseeing fund of funds arrangements, we believe the proposed exceptions are appropriately tailored to except only those fund of funds arrangements that do not raise the concerns of undue influence that underlie section 12(d)(1) from the control and voting conditions.” In this regard, the SEC further observed that “[i]n circumstances where the acquiring fund and acquired fund share the same adviser, the adviser would owe a fiduciary duty to both funds, serving to protect the best interests of each fund.” 7

The Adviser retains voting discretion with respect to all portfolio company shares held by the Arbitrage Fund, and is subject to a fiduciary duty to act in the best interest of the Arbitrage Fund in exercising its voting discretion. The Adviser also has a fiduciary duty with respect to the Event-Driven Fund. In this regard, the Adviser has represented that the change will better enable the Event-Driven Fund to execute its current investment strategy and to purse its investment mandate based on the Event-Driven Fund’s existing risk constraints and risk framework, excluding the limits imposed by its current status as a diversified fund. The Adviser disclosed its proposal to vote the

4 In contrast, Section 12(d)(1)(E) of the 1940 Act, which permits “master-feeder” fund arrangements, and Section 12(d)(1)(F) of the 1940 Act, which permits certain limited investments in unaffiliated funds, each requires pass-through or mirror voting for those arrangements.

5 The SEC proposed to define the term “group of investment companies” as “any two or more registered investment companies . . . that hold themselves out to investors as related companies for investment and investor services.” This is the same definition that currently applies to affiliated fund of funds arrangements under Section 12(d)(1)(G). The SEC stated that funds that are advised by the same investment adviser would be “related” companies for purposes of the proposed rule.

6 Fund of Funds Arrangements, Investment Company Act Rel. No. 33329 (December 20, 2018).

7 Id.

shares of the Arbitrage Fund in favor of the change to the diversification policy of the Event-Driven Fund to the Board of Trustees, including its rationale for the change. The Adviser noted that in accordance with the Trust’s compliance policy, the Arbitrage Fund waives its advisory fees on the portion of its assets invested in the Event-Driven Fund, and that the proposed policy change would not change the Event-Driven Fund’s fees or favorably impact the profitability of the Adviser. The Adviser determined that its exercise of voting discretion to change the Event-Driven Fund’s diversification policy is in each of the Arbitrage Fund’s and the Event-Driven Fund’s best interests and will not result in any change of the fees, investment objective or principal investment strategy of the Event-Driven Fund.

Shareholders of the Event-Driven Fund received advance notice of the Fund’s change in its diversification policy. The Event-Driven Fund filed preliminary and definitive information statements with the SEC, and mailed an information statement to shareholders at least 20 days before the change to the diversification policy will be implemented, which is September 30, 2020. The Event-Driven Fund’s status as a non-diversified fund and the associated risks also are disclosed in the Fund’s registration statement. Additionally, the Event-Driven Fund filed a supplement to its prospectus providing advance notice of the change to its diversification policy and name.

Thus, the Adviser made a fiduciary determination on behalf of each fund, disclosed its intention to vote shares of the Arbitrage Fund to the Board of Trustees, and acted pursuant to Board-approved policies in conformity with Section 12(d)(1)(G) of the 1940 Act. In addition, shareholders of the Event-Driven Fund received advance notice of the change, which would not result in any change of the fees, investment objective or principal investment strategy of their fund. In addition, such informed investors, despite a lack of impact on fund fees or investment strategies, could readily redeem their shares at any time should they disagree with the changes.

(4)	The Board of Trustees, including a majority of the independent trustees, approved a change in investment diversification status of the Event-Driven Fund, subject to the approval of the majority shareholder of the Fund, such change to become effective on or about September 30, 2020, at a meeting on July 28, 2020.

(5)	Counsel to the Trust conducted a legal analysis which included the matters outlined above.

5.	Comment: Please explain supplementally whether the Fund anticipates its turnover to remain similar given its new Non-Diversified status.

Response: The Fund’s portfolio turnover rate depends on various factors, including market conditions and deal flow. The Registrant does not currently expect the Fund’s change in diversification status to materially affect the Fund’s portfolio turnover rate.

6.	Comment: Please consider updating Market Risk disclosure to address the potential for an increase in broken deals as a result of COVID-19 and disclose the impact this may have on the Fund’s strategy.

Response: The Registrant intends to update Market Risk disclosure to address the potential for an increase in broken deals as a result of COVID-19 and will disclose the impact this may have on the Fund’s strategy. The Registrant also intends to make similar changes to each series of the Registrant.

7.	Comment: Regarding the addition of special purpose acquisition companies (“SPACs”) disclosure in the Fund’s principal investment strategies, please explain what is meant by “other interests” in SPACs the Fund will invest in principally. Please also include appropriate related risk disclosures.

Response: “Other interests” in SPACs include warrants and rights. The Registrant will amend the Fund’s Principal Investment Strategies to disclose that warrants and rights are types of “other interests” in SPACs. The Registrant confirms that it has included appropriate risk disclosures related to SPACs.

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 617-662-1504 if you have any questions.

Sincerely yours,

/s/ Brian F. Link
Brian F. Link